UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of February, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10
                                    9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


London Stock Exchange

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES





1    Name of company

     SPIRENT plc

2    Name of shareholder having a major interest

     FMR Corp. and Fidelity International Limited


3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Companies named in box 2 above and their direct and indirect subsidiaries, being non-beneficial holders

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


     Chase Nominees Ltd (FMRCO)                            9,114,900

     State Street Nominees Ltd (FMRCO)                     1,461,000

     State Street Bank & Trust Company (FMRCO)             7,097,832

     State Street Bank & Trust (FMTC)                      3,137,900

     Chase Manhattan Bank London (FISL)                   12,563,179

     HSBC (FPM)                                              619,700

     Chase Nominees Ltd (FPM)                              7,032,896

     Northern Trust (FPM)                                  2,040,200

     Chase Manhattan Bank London (FIL)                     1,111,725

     Bank of New York Brussels (FIL)                         805,100

     Northern Trust (FIL)                                  3,044,100

     Chase Nominees Ltd (FIL)                              9,979,540

     Bank of New York London (FIL)                         5,006,000

     Nortrust Nominees Ltd (FIL)                           3,107,200

     State Street Bank & Trust (FIL)                         296,400

     FMRCO - Fidelity Management & Research Company

     FMTC - Fidelity Management Trust Company

     FISL - Fidelity Investment Services Ltd

     FPM - Fidelity Pension Management

     FIL- Fidelity International Ltd





5    Number of shares 6   Percentage of     7   Number of shares
     / amount of          Issued                /amount of stock
     stock acquired       Class                 disposed

     9,357,409            0.99%                  N/a


8    Percentage of Issued
     Class

      N/a

9     Class of security                              10    Date of transaction

      ORDINARY SHARES OF 3 1/3p EACH                       Not notified

11   Date company informed

     6 February 2003


12    Total holding following this notification

      66,417,672



13 Total percentage holding of issued class following this notification

      7.05%

14   Any additional information       15   Name of contact and telephone number
                                           for queries

                                           Luke Thomas - 01293 767658


16 Name and signature of authorised company official responsible for making this notification

     Luke Thomas, Deputy Company Secretary, Spirent plc



     Date of notification       6 February 2003

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)

Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 6 February 2003                By   ____/s/ Luke Thomas____

                                                    (Signature)*